# 2011 ANNUAL REPORT

Northrim BanCorp, Inc.

"Our success has come from the strategies that we have pursued since Northrim was founded in 1990, and the expertise of our executives, senior managers and staff."

# MESSAGE TO SHAREHOLDERS

We are pleased to report Northrim's financial results for 2011, which show good profit growth, strong capital ratios and increased value to our shareholders.

Net income in 2011 increased 26% from a year ago to $11.4 million, or $1.74 per diluted share. Our net interest margin of 4.59%, while lower than our historical levels, is above the median for our peers. We expect that continuing low interest rates and lower earnings on our investments will put pressure on our margin going forward. However, we have a strong base of core deposits, at 88% of total deposits, which provides us an inventory of low cost funds.

One of Northrim's most successful long-term strategies has been to diversify our revenue streams. Noninterest income, which includes revenues from purchased receivables financing, our financial and insurance services affiliates, deposit service charges and electronic banking fees, contributed 23.6% of total revenues in 2011. Earnings from our mortgage affiliate contributed $1.2 million in noninterest income. Deposit service charges fell 13% in 2011 in part due to regulatory changes. Overall, noninterest income grew 6% during the year.

We have been successful in driving improvements in credit quality, allowing us to lower our loan loss provision by 64%. We significantly reduced our total nonperforming assets from $21.8 million in 2010 to $12.5 million, or 1.16% of total assets, in 2011. Lower expenses also contributed to net income. Our 2% reduction in operating expenses included savings in salaries and benefits, FDIC insurance and other expenses.

Northrim remains well-capitalized with Total Capital to Risk Adjusted Assets at year end of 16.46% – well above the 10% regulatory requirement for well-capitalized banks. Our return on average assets of 1.09% and return on average equity of 9.34% in 2011 were significant improvements over 2010. Shareholders' equity increased by 7% in 2011. In addition, Northrim increased its quarterly cash dividend by $0.01 in the third quarter of 2011 to $0.13 per share. This represents a dividend yield of 2.6% based upon a stock price of $20 per share.

Our success has come from the strategies that we have pursued since Northrim was founded in 1990, and the expertise of our executives, senior managers and staff. We've made strategic investments in technology, marketing and people to strengthen our position, and our staff on the front lines and in the back room continue to meet our customers' financial needs and add value to our customer relationships – the essential focus of community banking.

The nature of the current economic problems with their size and global distribution are daunting. We are fortunate to operate in Alaska, where we have plentiful natural resources, we do not have an overbuilt real estate market, and our state government has strong cash reserves.

We have worked hard to attain our current position with strong capital, liquidity, earnings and good credit quality. This foundation provides us the opportunity to capture more of the market and continue to provide value to you, our shareholders.

As always, we appreciate your continued confidence and support.

Marc Langland
*Chairman, CEO and President,*
*Northrim BanCorp, Inc.*
*Chairman, Northrim Bank*

Joe Beedle
*CEO and President,*
*Northrim Bank*



| *Unaudited (In Thousands Except Per Share Amounts)* | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Net interest income | $42,364 | $44,213 | $46,421 | $45,814 | $49,830 |
| Provision for loan losses | 1,999 | 5,583 | 7,066 | 7,199 | 5,513 |
| Other operating income | 13,090 | 12,377 | 13,084 | 11,354 | 9,844 |
| Other operating expense | 36,755 | 37,624 | 41,357 | 40,394 | 34,953 |
| Income before income taxes | 16,700 | 13,383 | 11,082 | 9,575 | 19,208 |
| Income taxes | 4,873 | 3,918 | 2,967 | 3,122 | 7,260 |
| Net Income | 11,827 | 9,465 | 8,115 | 6,453 | 11,948 |
| Less: Net income attributable to noncontrolling interest | 429 | 399 | 388 | 370 | 290 |
| Net income attributable to Northrim BanCorp, Inc. | $11,398 | $9,066 | $7,727 | $6,083 | $11,658 |
| Earnings per share: | | | | | |
| Basic | $1.77 | $1.42 | $1.22 | $0.96 | $1.82 |
| Diluted | 1.74 | 1.40 | 1.20 | 0.95 | 1.80 |
| Cash dividends per share | 0.50 | 0.44 | 0.40 | 0.66 | 0.57 |
| Assets | $1,085,258 | $1,054,529 | $1,003,029 | $1,006,392 | $1,014,714 |
| Portfolio loans | 645,562 | 671,812 | 655,039 | 711,286 | 714,801 |
| Deposits | 911,248 | 892,136 | 853,108 | 843,252 | 867,376 |
| Borrowings | 4,626 | 4,766 | 4,897 | 15,986 | 1,774 |
| Junior subordinated debentures | 18,558 | 18,558 | 18,558 | 18,558 | 18,558 |
| Shareholders' equity | 125,435 | 117,122 | 111,020 | 104,648 | 101,391 |
| Book value per share | $19.39 | $18.21 | $17.42 | $16.53 | $16.09 |
| Tangible book value per share[1] | $18.09 | $16.86 | $16.01 | $15.06 | $14.51 |
| Net interest margin (tax equivalent)[2] | 4.59% | 4.92% | 5.33% | 5.26% | 5.89% |
| Efficiency ratio[3] | 65.78% | 65.96% | 68.96% | 70.05% | 58.01% |
| Return on assets | 1.09% | 0.90% | 0.79% | 0.62% | 1.24% |
| Return on equity | 9.34% | 7.87% | 7.08% | 5.85% | 11.70% |
| Equity/assets | 11.56% | 11.11% | 11.07% | 10.40% | 10.00% |
| Dividend payout ratio | 28.67% | 31.41% | 33.18% | 68.93% | 30.54% |
| Nonperforming loans/portfolio loans | 1.14% | 1.70% | 2.10% | 3.66% | 1.59% |
| Net charge-offs/average loans | -0.01% | 0.66% | 1.00% | 0.86% | 0.86% |
| Allowance for loan losses/portfolio loans | 2.56% | 2.14% | 2.00% | 1.81% | 1.64% |
| Nonperforming assets/total assets | 1.16% | 2.07% | 3.10% | 3.84% | 1.56% |
| Tax rate | 29% | 29% | 27% | 34% | 38% |
| Number of banking offices | 10 | 10 | 11 | 11 | 10 |
| Number of employees (FTE) | 260 | 268 | 295 | 290 | 302 |

## NET INCOME ATTRIBUTABLE TO NORTHRIM BANCORP, INC. | IN $ THOUSANDS


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2007
2008
2009
2010
2011

## ASSETS | IN $ THOUSANDS


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2007
2008
2009
2010
2011

## LOANS | IN $ THOUSANDS


$800,000
$600,000
$400,000
$200,000
$0
2007
2008
2009
2010
2011

## TOTAL CAPITAL RATIO


20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2007
2008
2009
2010
2011
Well-Capitalized

# FINANCIAL EXPERTISE AT WORK

Northrim's financial management resulted in continued growth, increased efficiency and decreased expenses in 2011.

## STRONG NET INTEREST MARGIN

We continue to earn a good yield on loans and generate a net interest margin that is in the 90th percentile range relative to our national peers.* In 2011, our net interest margin was 4.59% compared to 4.92% in 2010, due in part to declining interest rates.

## DIVERSIFIED REVENUES

One of our long-term strategies is to diversify our revenue sources, specifically noninterest income. We have made significant progress in this area through strategic investments in business affiliates. In 2011, noninterest income grew by 6% as compared to 2010, representing 23.6% of total revenues.

## EXPANDING CORE DEPOSITS

We continue to add to our core deposits. Through targeted marketing efforts, we have built a large base of noninterest-bearing demand deposits. These accounts increased 12% from a year ago and made up 36% of total deposits in 2011.

## IMPROVED LOAN QUALITY

We continued to improve loan quality through the work of our executive loan management group, credit staff and quality assurance teams who develop strategies to improve or resolve loans with credit issues. As a result of these efforts, the percentage of nonperforming assets to total assets was down from 2.07% in 2010 to 1.16% at the end of 2011.

DEPOSITS



36%
16%
9%
11%
17%
12%
Demand Deposits
Interest-bearing Demand Deposits
Savings Deposits
Alaska CDs
Money Market Deposits
Time Deposits


NONPERFORMING ASSETS



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
1.56%
3.84%
3.10%
2.07%
1.16%
2007
2008
2009
2010
2011
NPA
NPA/ASSETS


*Uniform Bank Performance Report for the period ending December 31, 2011, compiled by the Federal Financial Institutions Examinations Council.

Our lending teams are also focused on generating good quality loans. Our quality assurance department assists in this process by providing detailed underwriting and stress testing of our larger loan relationships and industry concentrations. We also continued with a quantitative loan approval process and the expanded function of our chief credit officer. This creates a check and balance system during the approval process.

## EXPENSE CONTROL

We also emphasized reducing expenses in 2011. We formed an executive efficiency group in 2010 that concentrated on finding workflow efficiencies, ultimately realizing a 12% reduction in full-time equivalents over the last two years.

We also decreased our insurance expenses, primarily through lower FDIC insurance costs that resulted from improvements in loan quality.

The provision for loan losses has been a large expense for Northrim over the last several years. We reduced that amount from $5.6 million in 2010 to $2 million last year, due mainly to improved credit quality. We realized net recoveries from charged-off loans of $98,000 in 2011, as compared to net loan charge-offs of $4.3 million in the previous year. As a result, our allowance for loan losses increased to $16.5 million, or 2.56% of total loans, at year-end 2011, as compared to $14.4 million, or 2.14% of total loans, a year ago.

WORKING TOGETHER
FOR SUCCESS

**Suzanne Whittle**
SVP, Information Services
and Compliance Manager

**Dennis Bingham**
SVP, Loan Administration Officer

**Dan Lowell**
SVP, Northrim Funding
Services Manager

**Joe Schierhorn**
EVP, Chief Financial Officer



# AT THE FOREFRONT OF COMMERCIAL BANKING

Northrim has built itself as a "bank for businesses". Our teams in commercial loans, small business lending, construction lending and commercial real estate continue to prove their expertise in these areas.

Our people are knowledgeable and experienced, many with 10+ years at the bank. They're local, accessible and take a team approach to serving clients, and they add value through their deep understanding of our market and the technical financial solutions required by our customers.

## COMMERCIAL LENDING

Expertise in market niches sets our commercial lending team apart. Their knowledge in economics, insurance, aviation, real estate, professional services, construction, commercial fisheries, and other resource industries allows us to utilize our lending proficiency while serving the very specific needs of some of Alaska's most important and fastest growing industries.

Since 90% of Alaska's general fund revenues are based on petroleum, we place an emphasis on carefully tracking trends and remaining knowledgeable in this area.

We continue to develop relationships with the state's Alaska Native regional and village corporations, and have focused on increasing opportunities in this area.

Our commercial lending team is also focused on health care professionals, including dentists, veterinarians, chiropractors and medical practices.

LOAN PORTFOLIO


6%
6%
39%
49%
Commercial
Commercial Real Estate
Construction
Consumer

## RESIDENTIAL CONSTRUCTION LENDING

Northrim is a leader in residential construction, working with builders to finance residential land development and the construction of single- and multi-family projects since we started the bank. Today we serve 75% of the residential construction market in Anchorage and Eagle River, which is our largest market.

We have remained committed to this sector by lending throughout the downturn in the recent real estate cycle, which began in 2007 with the slowdown in the mortgage markets on a national level. According to figures published by the U.S. Census Bureau, there were 1,600 building permits for single-family construction issued in 2006 throughout the state, compared to 700 permits issued in 2011. During this time, Alaska had one of the lowest foreclosure and delinquency rates in the nation. Although overall construction activity declined, Northrim remained a market leader in this sector. However, as a result of this lower level of activity, residential construction loans comprised 6% of our portfolio loans at the end of 2011, as compared to 21% at the end of 2006.

At times we have had to foreclose on residential construction projects. We have been successful at selling a number of properties at a gain with gains on the sale of other real estate owned (OREO) totaling $889,000 in 2011. We also decreased our OREO balances in 2011 from $10.4 million in 2010 to $5.2 million in 2011.

## COMMERCIAL REAL ESTATE

Our commercial real estate department has built a diversified loan portfolio including everything from restaurants and car washes to office buildings and apartments. We help individuals and companies buy, refinance, build or do improvements, with a focus on real estate investments.

LEADERS IN THEIR FIELD

**Steve Hartung** | EVP, Chief Credit Officer
**Tara Tetzlaff** | SVP, Construction Loan Manager
**Amber Zins** | SVP, Internal Audit Manager



Like our other lending areas, the commercial real estate team is focused on relationship banking, meaning the whole department works with the client. Our efficient, in-state approval process, face-to-face interaction, responsiveness and customized service also help create satisfied, repeat clients.

We take time to understand our customers' goals, walk them through the financing process, explain current market conditions, and explore all possible scenarios. This client-focused approach underscores our dedication to Customer First Service.

Our lenders develop their knowledge of the market by participating in trade associations and networking with clients, appraisers, real estate brokers and organizations such as the Associated General Contractors of Alaska, Building Owners and Managers Association, Alaska Housing Finance Corporation, and the Alaska Industrial Development and Export Authority. Our commercial real estate lenders use this knowledge to provide value-added service to our customers.

## BUILDING MOMENTUM AND CONFIDENCE

In 2011, our lending teams and marketing department worked together to build confidence in Alaska's economy and promote Northrim as a strong, well-capitalized bank with money to lend. Among our efforts were presentations, networking and our "Let's Have Lunch" advertising campaign, designed to help loan officers reach out to qualified prospects for potential business loans. The campaign generated many appointments with new prospects. At year-end, we began to see an upward trend in commercial lending transactions.



STRENGTH IN TEAMWORK

**Carolyn Jennings**
SVP, Branch Administration Manager

**Jim Miller**
SVP, Senior Credit Officer

**Blythe Campbell**
SVP, Marketing and Communications Manager

**Catherine Claxton**
SVP, Commercial Real Estate Loan Manager

## COMMERCIAL CASH MANAGEMENT AND LOAN SUPPORT SERVICES

Our commercial cash management department and loan support services offer support to all of the bank's lending teams. With more than 100 years of combined experience, these team members are skilled at what they do – whether it's managing the bank's larger deposit relationships or producing loan documents for all four lending areas.

## ASSET-BASED LENDING

Northrim Funding Services purchases accounts receivable and provides asset-based lending services to businesses from its main office in Bellevue, Washington, and in Alaska. This division of the bank targets businesses experiencing rapid growth, expansion of business operations, contraction of the market or other conditions that restrict the orderly flow of funds for a company that is otherwise short of capital to fund trade accounts or operations. Working with customers' staff, bankers, vendors and accounting professionals, Northrim Funding Services provides cash flow funding and financial solutions to businesses.

In 2011, Northrim Funding Services contributed $2.7 million to other operating income, compared to $1.8 million in 2010 – a success due in large part to its staff, who have business experience on both sides of the lending desk.



DYNAMIC MANAGEMENT AT WORK

**Len Horst** | SVP, Commercial Loan Manager
**Chris Knudson** | EVP, Chief Operating Officer
**Lynn Wolfe** | SVP, Loan Support Services Manager

# AFFILIATED COMPANIES

One of Northrim's unique strengths is the strategic investments that we have made in our affiliates: Residential Mortgage, Northrim Benefits Group, Elliott Cove Capital Management, Elliott Cove Insurance Agency, and Pacific Wealth Advisors.

Through these relationships, we take a comprehensive approach to serving our customers – going beyond banking and commercial lending to offer residential mortgages, employee benefit health insurance programs, and investment advisory and wealth management services.

## Residential MORTGAGE, LLC

#AK167729

Residential Mortgage, an affiliate since its inception in 1998, is one of the state's largest mortgage companies. We own 24% of this Alaskan-owned company that has offices in Anchorage, Juneau, Kodiak, Soldotna, Eagle River and Fairbanks, as well as in Washington, where the company opened three additional offices.

Residential Mortgage's strength hinges on the experience and longevity of its people, and its market expertise. The company has some of the most seasoned people in the state, many with 20+ years of industry experience. This experience combined with an intensive training program, high levels of customer service and networking with associations and trade groups, results in a deep understanding of the state and market.

In 2011, Residential Mortgage contributed $1.2 million to Northrim's other operating income, down from $1.4 million in 2010. Residential Mortgage continued to benefit from record low interest rates in 2011. Refinancing activity dipped from 2010, but was still strong due to the company's proactive marketing efforts. Last year, the company also centralized its underwriting in the Anchorage office, improving efficiency and increasing interaction among the underwriting staff.

## NORTHRIM BenefitsGroup

Northrim Benefits Group, which joined the Northrim family in 2005 when we purchased a 50.1% interest, assists businesses with two to 1,000 employees develop competitive employee health benefit programs. In addition to medical plans, Northrim Benefits Group offers ancillary products including vision, dental, long-term care plans and more.

As an Alaska-based company, Northrim Benefits Group specializes in working with Alaska's businesses. This allows staff to meet face-to-face with decision makers, develop customized plans that meet clients' specific needs and budgets, and offer personalized, local support.

As the industry evolves due to health care reform, Northrim Benefits Group continues to prove the value of solid professional expertise during times of uncertainty. The staff stays current through conferences, industry associations, networking and legislative involvement, and shares that expertise by offering education sessions and participating at conferences, presentations and forums.

Since its relationship with Northrim began, Northrim Benefits Group has grown each year. Employee benefit plan income totaled $2.2 million in 2011, up from $1.9 million a year ago. The company expects to continue its growth in 2012, and looks forward to moving into Northrim's headquarters building in late 2012.

## ELLIOTT COVE
Capital Management

We own a 41% interest in Elliott Cove Capital Management, a registered investment advisor and Northrim affiliate since 2002. The company, which specializes in helping financial institutions create or expand investment programs and retirement plans for their customers, contributed $188,000 to other operating income in 2011, down from a contribution of $193,000 in 2010.

Elliott Cove was built by veteran bankers and economists who saw an opportunity to work with financial institutions to create a better way of providing investment advisory services. There are currently five community banks in the state of Washington along with Northrim Bank that provide Elliott Cove products to their customers.

Rather than installing a third-party broker in the bank to interface with customers, Elliott Cove uses the bank's existing employees, resulting in a stronger relationship between the customer and bank. Elliott Cove trains the institution's own employees, guides them through the registration and licensing process, and provides ongoing support.

Elliott Cove's portfolios are constructed using index funds from Dimensional Fund Advisors, a leader in index fund investing, in a process called disciplined asset allocation, which utilizes principles of diversification to lower risk while attempting to achieve superior risk-adjusted returns.

### ELLIOTT COVE INSURANCE AGENCY

We purchased a 41% interest in Elliott Cove Insurance Agency in the fourth quarter of 2011. The company contributed $20,000 to our other operating income in 2011.

Elliott Cove Insurance Agency was formed in 2010 to offer annuities and life insurance products through its five bank clients in the state of Washington and through Northrim Bank in Alaska. These products provide customers with interest-bearing investments as an alternative to other stock or income-producing investments.

## PACIFIC PORTFOLIO

We own a 23% interest in Pacific Wealth Advisors, a holding company for Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company (Pacific Portfolio). Pacific Portfolio is an independent wealth management and investment advisor with $1.7 billion in assets under advisement. The company contributed $71,000 to other operating income in 2011, up from a loss of $36,000 in 2010.

Pacific Portfolio serves high-net-worth individuals and families, as well as institutions, including endowments, foundations, and trustee- or participant-directed retirement plans. Part of the Northrim family of companies since 2006, Pacific Portfolio helps clients manage their personal wealth or meet their fiduciary responsibilities.

Since its establishment 20 years ago, Pacific Portfolio has been a fee-only advisor. Taking a broad approach, they may help an institutional client select a 401k platform or interface with an individual's attorney or CPA on a comprehensive estate or financial plan.

Pacific Portfolio's expertise combined with its investment process is what makes the company successful in delivering for its clients. The Pacific Portfolio team has combined experience of more than 225 years in diverse backgrounds including investments, financial and estate planning, and trusts. The company's investment committee has more than 100 years of combined experience. Pacific Portfolio's internal research capabilities allow the company to interpret and tailor research to specific clients.

In recognition of its experience and quality, Pacific Portfolio has repeatedly been named a Seattle Five Star Wealth Manager. Staff members are regularly invited to be speakers, and clients demonstrate their appreciation of the company's expertise through referrals and long-lasting relationships.

# BEHIND THE SCENES

It's seamless to our customers, but we have many skilled employees who work right here in Alaska behind the scenes to make sure transactions are processed, loan documents are produced and bank information is secure and accessible.

Many 2011 advances stemmed from our IT department, which continues to transform Northrim by implementing new technologies to meet the ever-changing business environment, often achieving long-term time and cost efficiencies. Our 2011 efforts fell into three categories: developing comprehensive disaster response and business continuity capabilities; implementing new technologies to create efficiencies; and demonstrating our expert knowledge.

We worked with local law enforcement, disaster response agencies, military, government, hospitals and other entities to develop a broad disaster response plan to ensure the bank remains operational and that data is safeguarded and available in the event of a regional disaster. For example, through our secondary data center in Fairbanks, all of our critical systems and information are redundant with our Anchorage data center.

We also use our expertise to benefit our customers. By offering seminars, participating in speaking engagements and meeting one-on-one with customers, we share our expert knowledge on topics including information security, online banking fraud, viruses and other business-related internet threats, positioning Northrim as a trusted resource for our customers.

SHARED EXPERTISE

**Audrey Amundson**
SVP, Accounting Manager, Controller

**Ben Craig**
SVP, Chief Technology Officer

**Ellen Izer**
VP, Human Resources Director



# VISIONARY PERSPECTIVE

Northrim's executives and managers are leaders in Alaska's economy. They are actively engaged in board and civic participation with many statewide organizations, and have played a significant role in the discussion of active, responsible development of Alaska's natural resources. Our Alaskanomics.com blog provides news, analysis and commentary on Alaska's economy.

Northrim is also a leader in supporting economic research and education. Over a number of years, we have contributed to the Institute of Social and Economic Research at the University of Alaska Anchorage to promote research in the areas of oil and gas, health care, and fisheries. We continue to support our state's higher education institutions through contributions for programs and projects that further Alaskans' understanding of our unique economy.



# BOARD OF DIRECTORS

As one of only four publicly traded companies headquartered in Alaska, Northrim has implemented a comprehensive system of board governance including the formation of a Governance and Nominating Committee in the third quarter of 2011. Our board is comprised of professionals in the areas of law, finance, accounting and business who review and approve the bank's policies and processes for complying with its many regulations.



Marc Langland
*Director since 1990*
*Chairman*



Chris Knudson
*Director since 1998*
*Executive Vice President and COO*



Joe Beedle
*Northrim Bank Director since 2011*
*CEO and President, Northrim Bank*



Larry Cash
*Director since 1995*



Mark Copeland
*Director since 1990*



Ronald Davis
*Director since 1997*



Anthony Drabek
*Director since 1991*



Richard Lowell
*Director since 1990*



David McCambridge
*Director since 2011*



Irene Sparks Rowan
*Director since 1991*



John Swalling
*Director since 2002*



David Wight
*Director since 2006*

**Marc Langland**
Director since 1990
Chairman, CEO and President, Northrim BanCorp, Inc.
Chairman, Northrim Bank

**Chris Knudson**
Director since 1998
Executive Vice President and COO

**Joe Beedle**
Northrim Bank Director since 2011
CEO and President, Northrim Bank

**Larry Cash**
Director since 1995
CEO and President, RIM Architects, LLC since 1986

**Mark Copeland**
Director since 1990
Owner of Strategic Analysis, LLC, a management consulting firm, since 1999. Member of Copeland, Landye, Bennett and Wolf, LLP, a law firm, for 30 years prior to that time.

**Ronald Davis**
Director since 1997
CEO and Administrator, Tanana Valley Clinic until his retirement in 1998.
Secretary/Treasurer, Canoe Alaska from 1996 to 1999.
Vice President, Acordia of Alaska Insurance from 1999 to 2003.

**Anthony Drabek**
Director since 1991
CEO and President, Natives of Kodiak, Inc., an Alaska Native corporation, from 1989 to 2010.
Chairman and President, Koncor Forest Products Company from 1986 to 2011.

**Richard Lowell**
Director since 1990
President, Ribelin Lowell and Company, an insurance brokerage firm, from 1985 to 2004.

**David McCambridge**
Director since 2011
Audit Partner, KPMG LLP, from 1991 to 2010, until retirement.

**Irene Sparks Rowan**
Director since 1991
Director, Klukwan, Inc., an Alaska Native corporation, from 1988 to 2000, and 2009 to 2010.
Director, Alaska Moving Image Preservation Association since 2011.

**John Swalling**
Director since 2002
President and Director, Swalling & Associates, PC, an accounting firm, since 1991.
Director, Swalling Construction Co. Inc., since 1975

**David Wight**
Director since 2006
CEO and President, Alyeska Pipeline Service Company from 2000 to 2005, following a 40-year career with the Amoco Corporation, which became BP in 1998.
Director, Storm Cat Energy from 2006 – 2011.

# NORTHRIM BANK OFFICERS

## EXECUTIVE OFFICERS
Marc Langland, Chairman ****
Joe Beedle, President & Chief Executive Officer *
Steve Hartung, Chief Credit Officer *
Chris Knudson, Chief Operating Officer ****
Joe Schierhorn, Chief Financial Officer ****

## SENIOR VICE PRESIDENTS
Amber Zins, Internal Audit Manager
Audrey Amundson, Accounting Manager, Controller ****
Ben Craig, Chief Technology Officer
Blythe Campbell, Marketing & Communications Manager *
Carolyn Jennings, Branch Administration Manager ***
Catherine Claxton, Commercial Real Estate Loan Manager ***
Dan Lowell, Northrim Funding Services Manager *
Dennis Bingham, Loan Administration Officer
Jim Miller, Senior Credit Officer **
Len Horst, Commercial Loan Manager *
Lynn Wolfe, Loan Support Services Manager ****
Suzanne Whittle, Information Services & Compliance Manager **
Tara Tetzlaff, Construction Loan Manager ***

## VICE PRESIDENTS
Angela Helms, Small Business & Consumer Loan Manager *
Barb Ervin, Assistant Branch Administrator *
Bill Cessnun, Commercial Loan Officer
Darci Ornellas, Regional Sales & Service Manager **
Ellen Izer, Human Resources Director
Glenna Hartman, Credit Administration Officer **
Heidi Moes, Item Processing Operations Manager **
Janet Holland, Facilities Manager **
Jeanine Lillo, Assistant Controller *
Jesse Janssen, Commercial Loan Officer **
Josh King, Relationship Manager
Kathy Martin, Construction Loan Officer **
Katie Bates, Electronic Banking Manager **
Kelly Lykins-Longlet, Risk Management Officer *
Kevin Kofstad, Commercial Real Estate Loan Officer
Kim Farrell Brewington, Commercial Cash Management **
Latosha Dickinson, Controller of Financial Reporting *
Lisa Adams, Northrim Funding Services Operations Manager
Mark Edwards, Commercial Loan Officer & Bank Economist
Mark Renner, Commercial Loan Officer
Michael Martin, Commercial Loan Officer
Mike Hook, Credit Administration Officer
Paul Kirschner, Senior Relationship Manager
Paula Sanders-Grau, Commercial Loan Administrative Support Manager **
Ray Dinger, Commercial Real Estate Loan Officer **
Rich Jerger, Project Manager ***
Sharon Wright, Loan Documentation Officer **
Steve Brown, Construction Loan Officer
Steve Ponto, Commercial Loan Officer
Tammy Breihahn, Community Development & Compliance Officer ***
Tammy Kosa, Regional Sales & Service Manager *
Zac Hays, Commercial Loan Officer

## ASSISTANT VICE PRESIDENTS
Amy Penrose, Sales & Service Manager *
Anita DeVore, Branch Manager II *
Aracelis Bell, Relationship Manager *
Ben Schulman, Branch Manager II
Bill Simpson, Special Credits Officer III
Brigitte Lampert, Branch Manager
Chris Vaughan, Commercial Loan Officer
Dawn Hoxie, Branch Manager ***
Erika Bills, Business Development Officer II ***
Esther Fouts, Accounting Supervisor ***
Fausto Ortiz, Branch Manager *
Fran Ponge, Branch Manager *
Heidi Roesler, Human Resources Officer **
Holly Burns, Relationship Manager *
Jay Blury, Marketing Officer *
Josie Thayer, Electronic Business Services Manager *
June Gardner, Electronic Banking Operations Manager **
Kelly McCormack, Small Business Loan Officer
Lynn Akers, Branch Manager **
Marsha Fry, Commercial Real Estate Portfolio Administrator ***
Mhay Sy, Lending Quality Assurance
Nancy Wilson, Deposit Compliance Officer ***
Neo Frazier, Branch Manager *
Oziel Villasenor, Branch Manager
Rick Pinkerton, Loan Review Officer *
Rodlynn Smallwood, Branch Manager II *
Sandy Walters, Branch Administration Officer **
Sean Christian, Strategic & Planning Manager *
Sherry Townsend, Community Development & Compliance Officer **
Steve Hill, Security Manager
Tina Hartley, Special Credits Officer III ***
Tori Brandon, Credit Administration Officer ***

*AVP and above as of 1/31/12: * Five-year employee, ** Ten-year employee, *** Fifteen-year employee, **** Twenty-year employee*

# CUSTOMER FIRST SERVICE

It is part of Northrim's brand to provide the very highest level of service, and it's called "Customer First Service." Northrim Bank is committed to providing caring, professional, personal attention each time a customer calls or visits. Each employee signs a personal pledge to uphold Northrim's standards.

The Customer First Service Award acknowledges those individuals who have demonstrated the epitome of Customer First Service. One or two employees each quarter earn the recognition throughout the Northrim Bank organization. Below are the well-deserving recipients for 2011.



**AlLecia Casey** | Midtown Financial Center
**Julius Bustarde** | Customer Service Center
**Sally Neumann** | Commercial Loan Department
**Melissa Hartford** | Commercial Loan Department
**Stephen Arurang** | Information Technology
**Kerin Roberts** | Customer Service Center

INFORMATION AND ADDRESSES

**Annual Meeting:**
May 17, 2012, 9:00 a.m.
Hilton Anchorage Hotel - 500 W. 3rd Avenue
Anchorage, AK

**Stock Symbol:**
Northrim BanCorp, Inc. (NASDAQ: NRIM)

**Auditor:**
Moss Adams LLP

**Transfer Agent & Registrar:**
American Stock Transfer & Trust Company
(800) 937-5449, info@amstock.com

**Legal Counsel:**
Davis Wright Tremaine, LLP

**Investor Requests:**
For stock information and copies of earnings & dividend releases, click on "Investor Information" section at northrim.com

**Investor Information:**
Call our Corporate Secretary at (907) 261-3301 or
write Corporate Secretary, Northrim Bank
P.O. Box 241489, Anchorage, AK 99524-1489

**Credits:**
Photography: Chris Arend Photography
Clark James Mishler
Design: Nerland Agency
Printing: Northern Printing

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission, or any other regulatory authority.

Member FDIC, Equal Opportunity Lender
Equal Opportunity Employer

This report may include forward-looking statements, which are not historical facts. These forward-looking statements describe management's expectations about future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking, and the strength of the local economy. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this report are forward-looking. We use words such as "anticipate," "believe," "expect," "intend" and similar expressions in part to help identify forward-looking statements. Forward-looking statements reflect management's current plans and expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations, and those variations may be both material and adverse. Forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include: the general condition of, and changes in, the Alaska economy; factors that impact our net interest margin; and our ability to maintain asset quality. Further, actual results may be affected by competition on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. In addition, you should note that we do not intend to update any of the forward-looking statements or the uncertainties that may adversely impact those statements, other than as required by law.

**Financial Snapshot Footnotes:**
(1) Tangible book value per share is a non-GAAP ratio that represents shareholder's equity, less intangible assets, divided by common stock outstanding.
(2) Tax-equivalent net interest margin is a non-GAAP performance measurement in which interest income on non-taxable investments and loans is presented on a tax-equivalent basis using a combined federal and state statutory rate of 41.11% in both 2011 and 2010.
(3) In managing our business, we review the efficiency ratio exclusive of intangible asset amortiztion, which is not defined in accounting principles generally accepted in the United States ("GAAP"). The efficiency ratio is calculated by dividing noninterest expense, exclusive of intangible asset amortization, by the sum of net interest income and noninterest income. Other companies may define or calculate this data differently. We believe this presentation provides investors with a more accurate picture of our operating efficiency. In this presentation, noninterest expense is adjusted for intangible asset amortization.

## ANCHORAGE

**Northrim Headquarters**
PO Box 241489
Anchorage, AK 99524
(907) 562-0062
(800) 478-2265 outside Anchorage
northrim.com

**Midtown Financial Center**
3111 C Street

**Huffman Branch**
1501 E. Huffman Road

**Jewel Lake Branch**
9170 Jewel Lake Road

**SouthSide Financial Center**
8730 Old Seward Highway

**West Anchorage Branch & Small Business Center**
2709 Spenard Road

**Seventh Avenue Branch**
517 W. 7th Avenue

**36th Avenue Branch**
811 E. 36th Avenue

## EAGLE RIVER

**Eagle River Branch**
12812 Old Glenn Highway

## FAIRBANKS

**Fairbanks Financial Center**
360 Merhar Avenue

## WASILLA

**Wasilla Financial Center**
850 E. USA Circle

## BELLEVUE, WASHINGTON

**Northrim Funding Services**
170 120th Avenue N.E., Suite 202
PO Box 50245
Bellevue, WA 98015
(425) 453-1105

## AFFILIATED COMPANIES

**Elliott Cove Capital Management, LLC**
1000 2nd Avenue, Suite 1440
Seattle, WA 98104
(206) 267-2683
elliottcove.com

**Elliott Cove Insurance Agency**
1000 2nd Avenue, Suite 1440
Seattle, WA 98104
(206) 267-2683
elliottcove.com

**Northrim Benefits Group, LLC**
2550 Denali Street, Suite 1502
Anchorage, AK 99503
(907) 263-1401
northrimbenefits.com

**Residential Mortgage, LLC**
Headquarters
100 Calais Drive
Anchorage, AK 99503
(907) 222-8800
residentialmtg.com

**Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company**
Two Union Square
601 Union Street, Suite 4343
Seattle, WA 98101
(206) 623-6641
pacific-portfolio.com